                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           VARCO INTERNATIONAL, INC.
                 --------------------------------------------
                               (Name of Issuer)


                                 Common Stock
                               -----------------
                         (Title of Class of Securities)


                                  922126 10 7
                 --------------------------------------------
                                (CUSIP Number)


                             James F. Maroney, III
                                Tuboscope Inc.
                               2835 Holmes Road
                             Houston, Texas  77051
                            Tel No.: (713) 799-5100
                 --------------------------------------------
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                With a copy to:
                            Patrick T. Seaver, Esq.
                               Latham & Watkins
                             650 Town Center Drive
                         Costa Mesa, California  92626
                           Telephone: (714) 540-1235

                                March 22, 2000
                 --------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [_]

Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP No. 922126 10 7
          -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1.   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Turboscope Inc.
      I.R.S. Employer Indentification No. 76-0252850
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2.                                                              (a) [_]
                                                                 (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3.

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4.
      WC, BK
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                          [_]
 5.
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6.
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER:
                     7.
     NUMBER OF
                          13,023,985 Shares*
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8.
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9.
    REPORTING             13,023,985 Shares*

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10.
                          None
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
11.
      13,023,985 Shares*

------------------------------------------------------------------------------

      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12.                                                                      [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13.
      16.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14.
      CO

___________
* Tuboscope Inc. ("Tuboscope") has the right, under certain circumstances, to purchase up to 13,023,985 shares of the Common Stock ("Varco Common Stock") of Varco International, Inc. ("Varco") pursuant to the terms and conditions of the Varco Stock Option Agreement, dated as of March 22, 2000, between Varco and Tuboscope. This option is not currently exercisable, and until the option becomes exercisable and is exercised, Tuboscope does not have any right to vote (or to direct the voting of) or dispose (or to direct the disposition of) any shares of Varco Common Stock that may be purchased upon exercise of the option. Accordingly, Tuboscope expressly disclaims beneficial ownership of all shares of Varco Common Stock that may be purchased upon exercise of the option.

Item 1. Security and Issuer.

This statement on Schedule 13D (this "Statement") relates to the Common Stock ("Varco Common Stock") of Varco International, Inc., a California corporation ("Varco"). The principal executive offices of Varco are located at 743 North Eckhoff Street, Orange, California 92868.

Item 2. Identity and Background.

The name of the person filing this Statement is Tuboscope Inc., a Delaware corporation ("Tuboscope"), with its principal office at 2835 Holmes Road, Houston, Texas 77051. Tuboscope and its subsidiaries supply technical services and highly-engineered products to the oil and gas drilling, completion, production and transmission industries worldwide. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Tuboscope are set forth on Schedule A hereto.

During the last five years, neither Tuboscope, nor to the best of its knowledge, any of the persons listed on Schedule A attached hereto nor any other person controlling Tuboscope, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

As more fully described in Item 4 hereof, Tuboscope has entered into the Varco Stock Option Agreement (as defined in Item 4 below) with Varco. Pursuant to the Varco Stock Option Agreement, Varco has, among other things, granted Tuboscope an irrevocable option (the "Option") to acquire up to 13,023,985 shares of Varco Common Stock (subject to adjustment), at an exercise price per share equal to $14.56 (the "Exercise Price"). The Option may only be exercised upon the happening of certain events, which are outlined in Item 4 hereof. If the Option were to become exercisable, the aggregate exercise price required to purchase all shares of Varco Common Stock subject to the Option would be $189,629,222. At any time that the Option is exercisable pursuant to its terms, Tuboscope may elect, in lieu of exercising the Option to purchase Varco Common Stock, to require Varco to pay to Tuboscope an amount per share (the "Spread") equal to the excess, if any, over the Exercise Price of the higher of (x) the Alternative Purchase Price (as such term is defined in the Varco Stock Option Agreement) and
(y) the average of the closing sales price of Varco Common Stock on the New York Stock Exchange (the "NYSE") for the five trading days ending five days prior to the date notice is given by Tuboscope to Varco. Tuboscope currently anticipates that all funds to be paid by it upon any exercise of the Option would be provided by available working capital and borrowings under its existing Amended and Restated Secured Credit Agreement, as amended, with Chase Bank of Texas, N.A., ABN Amro Bank N.V., and the other lenders thereto, or other credit facilities to be arranged prior to exercise.

No monetary consideration was paid by Tuboscope to Varco in connection with entering into the Merger Agreement (as such term is defined in Item 4 below) or the Varco Stock Option Agreement. The description of the Varco Stock Option Agreement contained herein is qualified in its entirety by reference to the Varco Stock Option Agreement which is included as Exhibit 10.2 to the Current Report on Form 8-K filed by Tuboscope on March 24, 2000

Item 4.   Purpose of Transaction.

On March 22, 2000, Tuboscope and Varco entered into a stock option agreement, dated as of March 22, 2000 (the "Varco Stock Option Agreement") pursuant to which Varco granted Tuboscope the Option. The number of shares underlying the Option is subject to adjustment in certain circumstances, provided that the aggregate number of shares purchasable by Tuboscope upon the exercise of the Option may not exceed 19.9% of the total outstanding shares of Varco Common Stock immediately prior to the time of such exercise. The Option will, subject to certain limitations, become exercisable upon the occurrence of an event the result of which is that Tuboscope is entitled to receive the Varco Termination Fee (as such term is defined in the Merger Agreement) pursuant to Section 8.03(e) of the Merger Agreement (a "Purchase Event"), as more fully set forth in the Varco Stock Option Agreement and the Merger Agreement. In no event may the Total Profit (as such term is defined in the Varco Stock Option Agreement) of Tuboscope in respect of the Option and the Varco Termination Fee exceed $35 million. Also, in no event may the Option be exercised for a number of shares as would, as of the date of the notice of exercise, result in a Notional Total Profit (as defined in the Varco Stock Option Agreement) of Tuboscope in respect of the Option and the Varco Termination Fee in excess of $35 million. No Purchase Event has occurred at the time of this filing.

At any time that the Option is exercisable pursuant to its terms, Tuboscope may elect, in lieu of exercising the Option in whole or in part, to require Varco to pay to Tuboscope an amount per share equal to the Spread. In addition, if Tuboscope exercises the Option, at any time prior to 30 days after the first anniversary of the Merger Termination Date (as such term is defined in the Varco Stock Option Agreement), Tuboscope may require Varco to repurchase any shares purchased upon such exercise at a price per share equal to the greater of (i) the Alternative Purchase Price (as such term is defined in the Varco Stock Option Agreement) and (ii) the average of the closing sales prices of Varco Common Stock on the NYSE for the five trading days ending five days prior to the date notice is given by Tuboscope to Varco.

Varco generally has a right of first refusal over any shares purchased by Tuboscope pursuant to the Option until the earlier of (i) the occurrence of a Change in Control Event (as such term is defined in the Tuboscope Stock Option Agreement) and (ii) 30 days after the first anniversary of the Merger Termination Date. In addition, if a Change in Control Event has not occurred prior to the first anniversary of the Merger Termination Date, Varco has the right exercisable for 30 days following such anniversary to repurchase all, but not less than all, of the shares purchased pursuant to the Option at the greater of (i) the Exercise Price and (ii) the average closing price of Varco Common Stock on the NYSE for the five trading days ending five days prior to the date notice is given by Varco to Tuboscope.

Tuboscope will have certain rights to require the registration under the securities laws of any shares purchased pursuant to the Option if necessary for Tuboscope to be able to sell such shares.

Tuboscope has granted to Varco a substantially similar option to purchase up to 8,908,653 shares of Tuboscope's Common Stock, at an exercise price of $17.00 per share, pursuant to a stock option agreement (the "Tuboscope Stock Option Agreement"), dated as of March 22, 2000, the provisions of which substantially correspond to the related provisions of the Varco Stock Option Agreement. Reference is hereby made to the Tuboscope Stock Option Agreement and the Varco Stock Option Agreement (together, the "Stock Option Agreements"), which are included as Exhibits 10.1 and 10.2, respectively, to the Current Report on Form 8-K filed by Tuboscope on March 24, 2000, for the full text of their terms, including the conditions upon which they may be exercised. The Stock Option Agreements are incorporated herein by reference in their entirety.

The Option was granted by Varco as an inducement to Tuboscope to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 22, 2000, by and between Varco and Tuboscope. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein (including approval by the stockholders of Varco and Tuboscope and various regulatory agencies), Varco will merge with and into Tuboscope (the "Merger") with Tuboscope continuing as the surviving corporation (the "Surviving Corporation"), and each issued and outstanding share of Varco Common Stock (other than dissenting shares and any shares owned by Tuboscope or Varco) will be converted into 0.7125 shares of Tuboscope Common Stock. If the Merger is consummated, the Option expires and cannot be exercised.

Pursuant to the Merger Agreement, at the effective time of the Merger, the certificate of incorporation of Tuboscope will be amended to change its name to Varco International, Inc., and as so amended, will be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law. The by-laws of Tuboscope, as in effect immediately prior to the effective time of the Merger, will be the by-laws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law.

If the Merger is consummated, the initial Board of Directors of the Surviving Corporation will consist of 10 members, five to be designated by Varco and five to be designated by Tuboscope. At the effective time of the Merger, Varco's Chairman and Chief Executive Officer, George Boyadjieff, will be the Chairman and Chief Executive Officer of the Surviving Corporation, Tuboscope's President and Chief Executive Officer, John Lauletta, will be President and Chief Operating Officer of the Surviving Corporation, and Tuboscope's Chief Financial Officer, Joseph Winkler, will be Chief Financial Officer of the Surviving Corporation.

As a result of the Merger, Varco Common Stock will no longer be listed for trading on the NYSE.

Reference is hereby made to the Merger Agreement, which is included as Exhibit
2.1 to the Current Report on Form 8-K filed by Tuboscope on March 24, 2000, for the full text of the terms and conditions of the Merger. The Merger Agreement is incorporated herein by reference in its entirety.

Item 5.  Interest in Securities of the Issuer.

Pursuant to the Option, the Company has the right under certain circumstances to purchase up to 13,023,985 shares of Varco Common Stock at the Exercise Price, subject to adjustment in certain events; provided, however, that in no event will the number of shares for which the Option is exercisable exceed 19.9% of the shares of Varco Common Stock issued and outstanding immediately prior to the time of exercise. The Option becomes exercisable under the conditions described in Item 4 hereof. Based on the number of shares of Varco Common Stock outstanding on March 15, 2000, as represented by Varco in the Merger Agreement, Tuboscope would beneficially own 16.6% of the shares of Varco Common Stock if the Option were exercised in full. Tuboscope would have sole voting and dispositive power with respect to any shares acquired upon exercise of the Option, subject to Varco's right of first refusal and repurchase rights described in Item 4 hereof.

Until the Option is exercised (if at all), Tuboscope has no right to receive dividends from, or the proceeds from the sale of, the shares of Varco Common Stock subject to the Option. If the Option is exercised by Tuboscope, Tuboscope or its designee, if any, would have the sole right to receive dividends on the shares of Varco Common Stock acquired pursuant thereto.

Prior to such time, if any, that the Option becomes exercisable, Tuboscope expressly disclaims beneficial ownership of the shares of Varco Common Stock subject to the Option. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Tuboscope is the beneficial owner of the shares of Varco Common Stock subject to the Option for purposes of Section 13(d) or 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose and such beneficial ownership is hereby expressly disclaimed.

Other than in connection with the Option, neither Tuboscope nor, to the best knowledge of Tuboscope, any of the persons listed on Schedule A hereto beneficially owns any shares of Varco Common Stock. No transactions in Varco Common Stock were effected by Tuboscope or, to the best knowledge of Tuboscope, any of the persons listed on Schedule A hereto, during the preceding 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as provided in the Merger Agreement and the Stock Option Agreements, neither Tuboscope nor, to the best knowledge of Tuboscope, any of the persons listed on Schedule A, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Varco, including, but not limited to, transfer or voting of any of Varco's securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1: Agreement and Plan of Merger, dated as of March 22, 2000, by and between Varco International, Inc., a California corporation, and Tuboscope Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Tuboscope Inc. filed on March 24, 2000).

     Exhibit 2: Tuboscope Stock Option Agreement, dated as of March 22, 2000, by and between Varco International, Inc., a California corporation, as grantee, and Tuboscope Inc., a Delaware corporation, as grantor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Tuboscope Inc. filed on March 24, 2000).

     Exhibit 3: Varco Stock Option Agreement, dated as of March 22, 2000, by and between Tuboscope Inc., a Delaware corporation, as grantee, and Varco International, Inc., a California corporation, as grantor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Tuboscope Inc. filed on March 24, 2000).

                                  SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 31, 2000

                                   TUBOSCOPE INC.

                                   By:  /s/ James F. Maroney, III
                                        -------------------------
                                        James F. Maroney, III
                                        Vice President, General Counsel
                                        and Secretary

                                  SCHEDULE A

     DIRECTORS AND EXECUTIVE OFFICERS OF TUBOSCOPE INC.

     The name, citizenship, business address, title, present principal occupation or employment of each of the directors and executive officers of Tuboscope Inc. are set forth below.

     Name/Citizenship*                  Position                      Employment and Address
     -----------------                  --------                      ----------------------
L.E. Simmons                  Chairman of the Board                   President, LE. Simmons & Associates
                                                                      c/o SCF Partners
                                                                      6600 Chase Tower
                                                                      600 Travis, Ste. 6600
                                                                      Houston, TX 77002

Eric L. Mattson               Director                                Chief Financial Officer, Netrail,
                                                                      Inc.
                                                                      230 Peachtree St., Ste. 1700
                                                                      Atlanta, GA 30303

John F. Lauletta              Director, President and Chief           c/o Tuboscope Inc.
                              Executive Officer                       2835 Holmes Road
                                                                      Houston, Texas 77051

Jeffrey A. Smisek             Director                                Executive Vice President, General
                                                                      Counsel and Secretary,
                                                                      Continental Airlines, Inc.
                                                                      1600 Smith Street
                                                                      Houston, Texas 77210-4607

Douglas E. Swanson            Director                                President, Chief Executive Officer
                                                                      and Chairman of the Board,
                                                                      Cliffs Drilling Company
                                                                      50 Briar Hollow Ln., Ste. 490E
                                                                      Houston, Texas 77027

Joseph C. Winkler             Executive Vice President, Chief         c/o Tuboscope Inc.
                              Financial Officer and Treasurer         2835 Holmes Road
                                                                      Houston, Texas 77051


Haynes B. Smith               Vice President-Western Hemisphere       c/o Tuboscope Inc.
                              Operations                              2835 Holmes Road
                                                                      Houston, Texas 77051


Peter Stuart                  Vice President-Eastern Hemisphere       c/o Tuboscope Inc.
                              Operations                              2835 Holmes Road
                                                                      Houston, Texas 77051

     Name/Citizenship*                  Position                      Employment and Address
     -----------------                  --------                      ----------------------
James F. Maroney, III         Vice President-Secretary and General    c/o Tuboscope Inc.
                              Counsel                                 2835 Holmes Road
                                                                      Houston, Texas 77051

Martin Greenberg              Vice President-Controller, Assistant    c/o Tuboscope Inc.
                              Secretary and Assistant Treasurer       2835 Holmes Road
                                                                      Houston, Texas 77051


Kenneth Nibling               Vice President-Human Resources and      c/o Tuboscope Inc.
                              Administration                          2835 Holmes Road
                                                                      Houston, Texas 77051

------------------
*Each person listed is a citizen of the United States.

                               INDEX OF EXHIBITS

     Exhibit 1: Agreement and Plan of Merger, dated as of March 22, 2000, by and between Varco International, Inc., a California corporation, and Tuboscope Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K of Tuboscope Inc. filed on March 24, 2000).

     Exhibit 2: Tuboscope Inc. Stock Option Agreement, dated as of March 22, 2000, by and between Varco International, Inc., a California corporation, as grantee, and Tuboscope Inc., a Delaware corporation, as grantor (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Tuboscope Inc. filed on March 24, 2000).

     Exhibit 3: Varco Stock Option Agreement, dated as of March 22, 2000, by and between Tuboscope Inc., a Delaware corporation, as grantee, and Varco International, Inc., a California corporation, as grantor (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of Tuboscope Inc. filed on March 24, 2000).